2005 THIRD QUARTER RESULTS
                  CONFERENCE CALL & WEBCAST
                 TUESDAY, NOVEMBER 29, 2005


Athens, Iovember 2, 2005 - Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE) the Greek full-service telecommunications provider, will release its 2005 third quarter results under US GAAP on Tuesday, November 29, 2005.

OTE's  management will host a conference  call  at  6:00  PM
(GREECE)  /  5:00 PM (CONTINENT) /4:00 PM (UK)  /  11:00  AM
(EASTERN) following the release, to review the results.

The conference call will include a presentation of the results, followed by a Question and Answer session, and will last approximately one hour.

Details regarding conference call dial-in and replay numbers as well as the live audio webcast of the conference call following the results release, can be assessed at www.ote.gr or www.ote.gr/english/investorrelations


About OTE

OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

Additional     Information    is    also    available     on
http://www.ote.gr.



Contacts:
OTE:   Dimitris Tzelepis- Head of Investor Relations, Tel:
+30 210 611 1574
       E-mail: dtzelepis@ote.gr

       Nikos   Kallianis   -  Senior  Financial   Analyst,
       Investor Relations Tel: +30 210 611 8167
       E-mail: nkallianis@ote.gr


       Daria    Kozanoglou   -   Communications   Officer,
       Investor Relations Tel: +30 210 611 1121
       E-mail: nkozanoglou@ote.gr

       Marilli Diamandi
        Investor Relations Coordinator, Tel: +30  210  611
5070
       E-mail: mdiamant@ote.gr


Cubitt Consulting: +44 20 7367 5100 (London); +1 212 279
3115 (New York)

Forward-looking statement
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2004 filed with the SEC on June 30, 2004. OTE assumes no obligation to update information in this release.